Marcel Kahn
Executive Vice President
Group Chief Financial Officer




                                              Office of Corporate Finance
                                              Securities and Exchange Commission
                                              100 F Street, N.E.
                                              Washington, D.C. 20549
                                              U.S.A.

                                              Attention : Jim B. Rosenberg
                                              ---------

                                              Paris, September 5, 2006




Via Facsimile and EDGAR

RE:  Staff Comment Letter dated August 28, 2006 with respect to the Form 20-F
                                                                    ---------
     for the year ended December 31, 2005 of SCOR
     --------------------------------------------

Dear Mr. Rosenberg,

I refer to the Staff's Comment Letter dated August 28, 2006 with respect to the Form 20-F for the year ended December 31, 2005 of SCOR (the "Company").

The Company is currently in the process of reviewing the Staff's comments with its actuarial and accounting teams (at the Company and at each of the Company subsidiaries (the "Group")), as well as with its external counsel and independent auditors.

While the Company has already begun to gather the necessary information in order to respond to the Staff's comments, due to the nature of the information required from the Group, the Company has determined that it will need at least one month to gather and prepare, and approximately one month to analyze and validate the information required as part of the preparation of a response to the Staff's comments.

The Company notes that its disclosures to the investing public are of utmost importance to the Company, and the Company's corporate governance practices reflect such importance. Accordingly, pursuant to the governing principles (Reglement Interieur) of the Company's Board of Directors and Accounts and Audit Committee, it is necessary for the Company's Accounts and Audit Committee to give appropriate consideration to the Staff's comments and the Company's responses to such comments prior to their submission to the Staff. Due to factors beyond the Company's control, it is not possible to convene a meeting of the Company's Accounts and Audit Committee prior to its next scheduled meeting at the end of October. Therefore, it is unlikely that the Company's Accounts and Audit Committee can give appropriate consideration to the matters at hand prior to such time.

The Company notes the Staff's request that a response to its comments be filed by the Company prior to September 11, 2006. However, in light of the foregoing, the Company respectfully submits that it will be unable to file its response prior to such date. The Company hereby respectfully submits to the Staff's consideration the filing of its response to the Staff's comments prior to October 31, 2006.

I would be happy to discuss any of the foregoing at your convenience, and can be reached at 011-33-1-46-98-71-42.

I appreciate the Staff's assistance in this matter.

Sincerely,




/s/  Marcel Kahn
-------------------------
Marcel Kahn
Group Chief Financial Officer






cc:  Securities and Exchange Commission
     Vanessa Robertson
     Oscar Young

     Skadden, Arps, Slate, Meagher & Flom LLP
     Adrian Deitz
     Armand Grumberg







SCOR
Immeuble SCOR
1, av. du General de Gaulle
92074 Paris La Defense Cdx

Tel. + 33 (0) 1 46 98 71 42
Fax + 33 (0) 1 49 06 06 51
www.scor.com

SCOR :  societe  Anonyme  au  Capital  de
763 096   713   Euros
RCS   Nanterre   B 562 033 357
Siret 562 033 357 00020